

Mail Stop 4546

June 12, 2017

VIA E-mail
Mr. Jeffrey Poulton
Chief Financial Officer and Treasurer
Shire plc
5 Riverwalk
Citywalk Business Campus
Dublin 24, Republic of Ireland

> **Re: Shire plc**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K dated February 16, 2017**
> **Filed February 16, 2017**
> **File No. 001-37896**

Dear Mr. Poulton:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Healthcare and Insurance